UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ____________________
Commission File Number 0-22462
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GIBRALTAR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GIBRALTAR INDUSTRIES, INC.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 24, 2016
/s/ Timothy F. Murphy
Timothy F. Murphy
Member, Gibraltar 401(k) Retirement Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

Gibraltar 401(k) Plan Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Gibraltar 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ FREED MAXICK, CPAs, P.C.
Buffalo, New York
June 24, 2016

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	December 31,
	2015	2014
Assets
Investments at fair value:
Shares of registered investment companies	$98,149,470	$93,118,438
Common collective trust	2,770,490	2,451,927
Employer securities	2,399,676	1,348,693
Cash equivalents	5,880,779	6,727,069
Self-directed brokerage	2,122,853	2,097,527
	111,323,268	105,743,654
Receivables:
Notes receivable from participants	3,276,715	4,187,983
Employer contributions receivable	332,570	274,599
	3,609,285	4,462,582

Net assets available for benefits	$114,932,553	$110,206,236

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2015 and 2014

	Year Ended December 31,
	2015	2014
Additions:
Participant contributions	$4,828,406	$4,824,044
Participant rollover contributions	424,752	146,225
Employer contributions	2,925,171	2,855,522
Interest and dividends	5,403,414	7,259,761

Total additions	13,581,743	15,085,552

Deductions:
Benefits paid to participants	(10,274,820)	(14,430,663)
Net depreciation in fair value of investments	(4,666,116)	(1,364,939)
Plan expenses	(37,986)	(38,965)

Total deductions	(14,978,922)	(15,834,567)

Decrease in net assets available for benefits, prior to merger	(1,397,179)	(749,015)

Transfer of net assets available for benefits from merger	6,123,496	—

Net increase (decrease) in net assets available for benefits	4,726,317	(749,015)

Net assets available for benefits:

Beginning of year	110,206,236	110,955,251

End of year	$114,932,553	$110,206,236

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following is a brief description of the Gibraltar 401(k) Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its affiliates. The Company is the Plan Administrator, through the Gibraltar 401(k) Retirement Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. The 401(k) Retirement Plan Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company's Board of Directors.
Eligibility
All employees of the Company, those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, and employees subject to a collective bargaining agreement that provides for coverage under the Plan, are eligible to participate in the Plan following the completion of six months of participation service.
Participant Contributions
Participants may contribute up to 100% of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $18,000 and $17,500 for 2015 and 2014 respectively, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $24,000 for 2015 and $23,000 for 2014.
Employer Contribution
The Company matches contributions to the Plan equal to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. The Company match for employees subject to a collective bargaining agreement follows the terms of their respective agreement.
Plan Merger
On January 1, 2016, the Plan was restated to allow employees of Rough Brothers, Inc.; Delta T Solutions Inc.; Rough Brothers Manufacturing; RBI Solar Inc.; and Renusol America Inc.,(collectively known as “RBI”) to participate in the Plan. These businesses were acquired by the Company in 2015. As a result of this restatement, the RBI Plan was merged into the Plan and net assets with a fair value of $6,123,496 were transferred on December 31, 2015. There were no plan mergers in 2014.
Administration
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets for the years ended December 31, 2015 and 2014. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.

Gibraltar 401(k) Plan
Notes to Financial Statements

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and non-forfeitable. All active participants are 100% vested in employer contributions.
Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum or in equal annual, or more frequent installments over a period certain not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his beneficiary.
Notes Receivable from Participants
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Notes receivable shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The notes receivable are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the receivable. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest at December 31, 2015 and 2014. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

Gibraltar 401(k) Plan
Notes to Financial Statements

amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s 401(k) Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation included the Plan’s gains and losses on investments bought and sold as well as held during the year.
Benefits
Benefits are recorded when paid.
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Participants. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Origination fees for each loan are also borne by the participant. Investment related expenses are included in net depreciation of fair value of investments.
Reclassification
Certain 2014 amounts have been reclassified to conform to the 2015 presentation.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”).  ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position.  ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The Company is required to adopt the provisions of ASU 2015-07 for reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company has elected to adopt ASU 2015-07 for the 2015 plan year and applied the amendments retrospectively to all periods presented.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I - Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). The

Gibraltar 401(k) Plan
Notes to Financial Statements

amendments in this update remove the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net appreciation or depreciation in investments is still required to be presented in aggregate. This amendment also provides a practical expedient to permit plans to measure investments and investment related accounts as of a month end date that is closest to the plan's fiscal year end when the fiscal year period does not coincide with month end. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented. The Company adopted ASU 2015-12 for the 2015 plan year. The adoption did not have a material impact on the face of the Plan’s financial statements.

3. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, “Fair Value Measurements,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Shares of Registered Investment Companies
These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.
Common Collective Trust
This investment is comprised of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The net asset value (NAV) is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

Gibraltar 401(k) Plan
Notes to Financial Statements
Employer Securities
These investments consist of a fund composed of employer securities valued at the closing price reported on the active market on which the individual securities are traded. As a result, the value of the investment is based on Level 1 inputs.
Cash Equivalents
These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 2 of the valuation hierarchy using the income approach.
Self-Directed Brokerage Funds
This investment consists of mutual funds and common stocks valued at readily determinable market prices of the associated investment.  As a result, the value of the investment is based on Level 1 inputs.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$98,149,470	$—	$—	$98,149,470
Common collective trust (1)	―	—	―	2,770,490
Employer securities	2,399,676	―	―	2,399,676
Cash equivalents	―	5,880,779	―	5,880,779
Self-directed brokerage	2,122,853	—	—	2,122,853
Total assets at fair value	$102,671,999	$5,880,779	$—	$111,323,268

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:	$93,118,438	$—	$—	$93,118,438
Common collective trust (1)	―	—	―	2,451,927
Employer securities	1,348,693	―	―	1,348,693
Cash equivalents	―	6,727,069	―	6,727,069
Self-directed brokerage	2,097,527	—	—	2,097,527
Total assets at fair value	$96,564,658	$6,727,069	$—	$105,743,654

NOTE (1): In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Gibraltar 401(k) Plan
Notes to Financial Statements

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$2,770,490	N/A	Daily	12 months

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$2,451,927	N/A	Daily	12 months

4. TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 24, 2012 that the Plan and related Trust, are designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related Trust is tax-exempt.

5. PARTIES IN INTEREST

At December 31, 2015 and 2014, certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Plan’s trustee, and therefore these transactions qualify as party-in-interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for the investment management and recordkeeping services are included in net depreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Investment income from parties-in-interest and interest from participant loans amounted to $2,011,591 and $4,415,086 for the years ended December 31, 2015 and 2014, respectively. Fees paid by the Plan for loan processing fees amounted to $37,986 and $38,965 for the years ended December 31, 2015 and 2014, respectively. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

Gibraltar 401(k) Plan
Notes to Financial Statements

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial
statements	$114,932,553	$110,206,236

Differences in:
Investments	3,276,715	4,187,983
Notes receivable from participants	(3,276,715)	(4,187,983)

Miscellaneous adjustment	—	36,370

Net assets available for benefits per the Form 5500	$114,932,553	$110,242,606

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net increase (decrease) in net assets available
for benefits per the financial statements	$4,726,317	$(749,015)

Miscellaneous adjustment	(36,370)	(898)

Net increase (decrease) in net assets available
for benefits per the Form 5500	$4,689,947	$(749,913)

7. SUBSEQUENT EVENT

On January 1, 2016, the Plan was restated to include the following provisions:

•	The Plan will begin accepting participant-directed Roth Elective Deferrals, Roth Rollovers and Roth In-Plan Conversions; and

•
Provides for adoption of an Automatic Enrollment feature. Employees hired on or after January 1, 2016 who do not affirmatively make an elective deferral to the Plan will automatically have three percent (3%) withheld each pay period and contributed to the Plan's Qualified Default Investment Alternative (QDIA) as a pre-tax deferral after the plan’s six (6) month waiting period.

Gibraltar 401(k) Plan EIN 16-0991536 Plan #007 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
Identity of Issuer and Description of Investments	Fair Value
American Beacon Small Cap Value Fund Institutional Class	$1,210,366
Fidelity Contrafund K*	16,871,360
Fidelity Freedom Fund K 2005*	54,540
Fidelity Freedom Fund K 2010*	660,542
Fidelity Freedom Fund K 2015*	1,759,315
Fidelity Freedom Fund K 2020*	9,286,400
Fidelity Freedom Fund K 2025*	5,958,402
Fidelity Freedom Fund K 2030*	5,889,541
Fidelity Freedom Fund K 2035*	3,597,730
Fidelity Freedom Fund K 2040*	2,523,256
Fidelity Freedom Fund K 2045*	1,250,129
Fidelity Freedom Fund K 2050*	644,486
Fidelity Freedom Fund K 2055*	270,041
Fidelity Freedom Fund K 2060*	8,863
Fidelity Freedom K Income Fund*	321,995
Fidelity Retirement Money Market*	5,880,779
Fidelity Spartan 500 Index Fund Advantage Class*	9,199,964
Fidelity Spartan Extended Market Index Fund*	2,759,216
Fidelity Spartan Global XUS Index Fund*	3,136,765
Fidelity Strategic Income Fund*	766,151
Fidelity U.S. Bond Index Fund Advantage Class*	330,237
Harbor International Fund	6,390,558
Loomis Sayles Small Cap Value Fund Class I	4,162,640
Munder Mid-Cap Core Growth Fund Class Y	4,935,657
T. Rowe Price Equity Income Fund	5,071,011
Virtus Real Estate Securities Class I	2,147,048
Wells Fargo Advantage Emerging Markets Equity Fund	216,859
Western Asset Core Plus Bond Fund	5,333,899
BMO Small Cap Fund Class I	1,345,979
Vanguard Selected Value Fund	2,046,520

Registered Investment Companies and Cash Equivalents Total	104,030,249

Common Collective Trust:
Fidelity Managed Income Portfolio*	2,770,490

Employer Securities:
Gibraltar Stock*	2,399,676

Self-directed brokerage:
Fidelity Brokerage Link*	2,122,853

Notes Receivable from Participants:
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 3.25% to 11.50%)*	3,276,715
$114,599,983
* Indicates Parties in Interest to the Plan.